

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05049018

March 28, 2005

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/28/2005

Re: Intel Corporation
Incoming letter dated February 25, 2005

Dear Mr. Morse:

This is in response to your letters dated February 25, 2005 and February 28, 2005 concerning the shareholder proposal submitted to Intel by Robert D. Morse. On February 24, 2005, we issued our response expressing our informal view that Intel could exclude the proposal from its proxy materials for its upcoming annual meeting. We received your letter dated February 25, 2005 after we issued our response. In your letter dated February 28, 2005, you have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn
Deputy Director

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

RECEIVED
2005 MAR -7 PM 12: 24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 28, 2005

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Re: Letter dated February 18, 2005
from outside counsel for Intel Corp.
Feb 24, 2005 Decision of S.E.C. permitting exclusion
prior to receipt of my Feb.25, 2005 protest.

Special Attention to Robyn Manos, who rendered both Intel and Poore Brothers decisions.

Dear Staffer Manos:

I am aware that both decisions were made by applying the Rules of the S.E.C. as they were in answer to requests for deletion by each. I thank the Staff for ruling in my favor in Poore Brothers and also on an earlier one of Wrigley Corporation.

What has not been applied is an answer to my, the Proponent's claim, that the "Plurality"' Laws, [Rules] adopted by six or more States holding majority of large Corporate registrations are in fact, contrary to the Constitution, and/or Bill of Rights

Under the "Freedom of Information Act" do I need a request from a Media Entity to obtain such, or will the S.E.C. come forward with their interpretation of my claim ?

In prior years, the S.E.C. allowed A.T.& T a deletion in their late application for a review and my Proposal was disallowed on some point of request that I would need to look up to recall, thereby, showing that you are able to reverse decisions on occasion.

I hereby request a right to have the Intel Corporation decision revoked and the right to print my Proposal. No date of Intel's impending Proxy mailing has been noted, but an early review would be .helpful.

.6 Copies to S.E.C.
2 Copies to Intel Corporation

Sincerely,

Robert D. Morse

P.S: Both Corporate and S.E.C. members know "plurality" voting is a rigged Rule, devised to guarantee all Director nominee's election.
So, why not sail into agreement that my claim is in the right direction ?

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

RECEIVED

2005 MAR -4 PM 12:41

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 25, 2005

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Re: Letter dated February 18, 2005
from outside counsel for Intel Corp.

Ladies and Gentlemen:

Attorneys for various Corporations are continually tracking and exchanging info I present in my Proposal presentations. This is a chiding comment that they should know we both have an over supply of copies of Corporate certificates of incorporation and Rules of the S.E.C., rather than a page or two. The National Paperwork Reduction Act is ignored. The only benefit therefore, is for billing purposes ? Three separate legal firm's messages are quoted in the latest Intel presentation.

Today's news quotes the Supreme Court decision regarding "prison segregation". Quote: "When government officers are permitted to use "race" as a proxy---etc., without demonstrating a compelling government interest –etc.—society as a whole, suffers".

This thought process applies to the officers of the S.E.C. You have yet to prove a compelling government interest in allowing "Plurality" voting when I have shown it to be a violation of our Constitution, and/or The Bill of Rights.

In the same manner, what interest makes the S.E.C. accept the requirement of attending a meeting location that is not close to a proponent's residence at own expense while corporations provide same to any amount of personnel they choose to attend ?

I AM AWARE that pressure groups contrived and formulated the wording, as noted in the legal responses the S.E.C. and myself received, concerning "Against" and "Plurality" voting.

Time to re-consider and admit changes are in order ?.

6 copies to S.E.C.
2 to Intel Corp.
Rhymes for stress relief.
Not part of presentation.

Sincerely,

Robert D. Morse



MERCHANDISE

Next time you visit a super store,
Take note of the stock galore.
You are in for a surprise,
So much in fact, it boggles one's eyes.
It is piled higher than some can reach,
There really is too much merchandise,
I hope they sell it before the merchant dies !

PACK RAT

If I never mentioned this before,
Perhaps we have something in store.
When next you enter your favorite hardware,
Take a moment, and begin to stare
At all the piled up merchandise,
So much to see, it may boggle your eyes.
The salesman who packed this in on the man
Must of course, be smarter than--.
So much of it is really hardware,
That I would find it hard to wear.

EXPECTATIONS

The carts are lined up, row on row,
More perhaps, than I care to know;
Waiting for customers who do not show.
The goods are stacked up on the shelves
And cannot move out by themselves.
If any profits are to be made,
I'll be watching, but from the shade.

OUT OF BUSINESS

When a store goes out of business,
Pay a short visit, and bear witness,
To all the goods remaining to buy.
You will learn their buyer was not shy
In loading the shelves, I wonder why?
Wasn't it his job to accomplish this,
Until cost of interest ended the bliss?
Here is what I have found:
If the stuff was wanted, it wouldn't abound!

Robert Dennis Morse